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06013245

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Great Quest Metals Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

MAY 11 2006 E

**NEW ADDRESS

THOMSON
FINANCIAL

FILE NO. 82- 3116

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/10/06

82-3116

2005

RECEIVED

2006 OCT -9 A 10:3?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

GREAT QUEST METALS LTD.

ARLS 12-31-05

ANNUAL REPORT

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, BC, CANADA V6C 2B3

Telephone: (604) 689-2882 Facsimile: (604) 684-5854

Website: www.greatquest.com Email: info@greatquest.com

2005

GREAT QUEST METALS LTD.

Annual Report to Shareholders for the Year Ended December 31, 2005
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

The most positive news for companies exploring for gold and copper is the dramatic rise in the price of these metals over the last 5 years. Gold has climbed from $260 to $650 per ounce, while copper has risen from $0.65 to $3.20 per pound. This greatly increases the odds of success for companies exploring for these metals.

The main focus of activity for Great Quest Metals Ltd. during the Fiscal Year 2005 (January 1 through December 31, 2005) was a diamond drill program on the Kenieba gold concession in Mali, West Africa. Here the Company had successful intersections in 11 of 12 holes. The Kenieba concession is south of and adjacent to the Tabakoto concession of Nevsun Resources, where the Tabakoto gold mine was recently put into production. The 2006 drill program on the Kenieba concession is currently in progress.

The Company also completed work on its Manankoto concession, acquired the Kenieti diamond concession and is looking for a joint venture partner for its copper-gold-molybdenum Taseko property in British Columbia.

On the financial side, Great Quest issued shares for a total consideration of $699,390 through a combination of private placements and the exercise of options and warrants. In 2006, however, the Company has already raised $1,230,000.

Kenieba Concession

The 3,000 m drill program is in progress on the Kenieba concession to follow-up its successful 2005 program on the Djambaye 2 gold zone, in which the Company had significant results in 11 out of 12 holes. Results ranged from 2.25 m of 2.53 g/t gold to 12.49 m of 2.80 g/t gold and 1.05 m of 808g/t gold. The gold mineralization is found in quartz veins occurring mainly in rhyodacite and diorite dykes. Geologically, the Djambaye 2 zone shares several similar characteristics with the Tabakoto zone.

A winter 2005 program extended the length of the Djambaye 2 zone to 3,131 metres and outlined several new drillable targets. There are now 6 known areas where gold is associated with dykes ranging in width from 2 to an estimated 20 m, 2 areas with quartz vein – quartz breccia zones, one apparent diorite pluton and a quartz vein system.

The current drill program has three phases. The first is to test the Djambaye 2 zone to depth along the 414 m strike-length drilled last year. The second is to step out along strike, and the third is to test some of the other more prospective zones.

Taseko Property

The Company is presently looking for a joint venture partner on the copper-gold-molybdenum Taseko property in British Columbia. This property has a mineral reserve in the Empress zone of 11,028,000 tons of 0.61% copper and 0.023 ounces per ton gold. Great Quest anticipates a program on the property this summer.

Manankoto Concession

In 2005, an exploration survey of soil sampling and geological mapping was carried out on the 105 sq km Manankoto concession. Two long gold soil anomalies were defined. One is associated with a diorite dyke, and the other, with an area of silicification with sulfides.

GREAT QUEST METALS LTD.

Annual Report to Shareholders for the Year Ended December 31, 2005
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Bourdala and Kenieti Concessions
In the Bourdala area, a limited amount of work was done on the Niaragui Nord concession with mixed results. The area east of the diorite dyke on the TD concession is currently the center of activity of orpailleurs or hand miners.

During the year, the Company was granted the 2,149 sq km Kenieti diamond concession in western Mali. This covers an area of 3 known kimberlite pipes as well as the discovery of diamonds in alluvium in 4 separate locations.

Programs for 2006
The Company's 3,000 m diamond drill program on the Djambaye 2 gold zone is currently in progress. With additional success, it is very possible that the program will be expanded. A geological survey is planned for the Bourdala Sud Ouest and TD areas. A modest drill program could follow successful results.

The Exploration Team
Planning for and supervision of the Mali gold projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo. and Marvin Mitchell P. Geo. Mr. Mitchell is the Independent Qualified Person under National Instrument 43-101.

Overview of Performance
The Company's total assets increased by $431,600 from the end of 2004 to $2,584,468 at the end of 2005. This is explained mainly by an increase of $464,957 in deferred acquisition and exploration costs.

The working capital deficit of $131,523 at the end of 2005 increased by $60,358 from the end of 2004 mainly as a result of a decrease in cash by $16,920 and prepaid expenses by $13,665 and an increase in "due to related parties" of $25,235. The working capital deficit changed substantially in early 2006 with a private placement of $880,000. The deficit increased by $267,981 from $3,247,125 in 2004 to $3,515,106 at the end of 2005 (it increased by $113,088 in the fourth quarter).

Results of Operations
The Company's operations consist of the exploration and development of mineral concessions in Mali as well as the head office in Canada and an operations office in Mali. The loss for 2005 was $267,981 or ($0.02) per share compared to $1,063,125 or ($0.07) per share in 2004. The big difference is largely the result of a write-down and write-off of mineral properties of $804,095 in 2004. The loss in the fourth quarter was $113,088 or (0.007) per share.

Summary of Quarterly Results
Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2005 4th Q	$ 888	$ (113,088)	$ (0.007)
2005 3rd Q	$ 52	$ (30,716)	$ (0.002)
2005 2nd Q	$ 139	$ (53,676)	$ (0.003)
2005 1st Q	$ 58	$ (70,501)	$ (0.005)
2004 4th Q	$ 36	$ (881,531)	$ (0.058)
2004 3rd Q	$ 4,072	$ (62,877)	$ (0.004)
2004 2nd Q	$ 521	$ (58,900)	$ (0.004)
2004 1st Q	$ 998	$ (59,817)	$ (0.004)
2003 4th Q	$ 336	$ (68,748)	$ (0.005)
2003 3rd Q	$ 68	$ (39,241)	$ (0.003)
2003 2nd Q	$ 92	$ (46,716)	$ (0.004)
2003 1st Q	$ 152	$ (36,334)	$ (0.003)

GREAT QUEST
METALS LTD.

Annual Report to Shareholders for the Year Ended December 31, 2005
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Summary of Annual Results

	Fiscal year 2005	Fiscal year 2004	Fiscal year 2003
Total Revenues	$ 1,137	$ 5,627	$ 648
Total Loss	$ 267,981	$1,063,125	$ 191,039
Loss Per Share	$ 0.02	$ 0.07	$ 0.02
Total Assets	$2,589,468	$2,152,868	$2,761,231

Liquidity and Capital Resources

During the year, Great Quest completed two private placements. The first consisted of 769,500 units at $0.52 per unit for a total consideration of $400,140. The second consisted of 400,000 units at $0.55 per unit for a total consideration of $220,000. In each case, one unit consists of one common share and one half of a transferable share purchase warrant. In both private placements, each full warrant is exercisable to acquire one additional share at $0.65. In the first private placement, the warrants expire on March 11, 2007, and in the second, September 13, 2007.

During 2005, the Company issued 185,000 shares on the exercise of options at prices ranging in price from $0.30 to $0.65 for $66,250 and 20,000 shares were issued on the exercise of share purchase warrants at $0.65 for $13,000. In 2005, the Company issued a total of 1,354,500 shares for a consideration of $699,390.

Subsequent to year-end, the Company issued 1,600,000 units at $0.55 per unit for a total consideration of $880,000. Each unit consists of one common share and one half of a transferable share purchase warrant with each full warrant exercisable to acquire one additional common share at $0.65 until February 8, 2008. The Company just received conditional acceptance from the TSX Venture Exchange for a 500,000 unit private placement at $0.70 for $350,000. The Company also announced the granting of 500,000 stock options. Subject to the Company's stock option plan and regulatory approval, Great Quest will grant 200,000 options to the Company's new IR firm and 300,000 will go to directors, officers and consultants.

Related Party Transactions

The Company paid management fees totalling $22,500 (2004 - $21,000) to a company wholly owned by Willis W. Osborne, Director, in the first three quarters of the year and geological fees totalling $14,763 (2004 - $16,109) to Mamadou Keita, Director.

Investor Relations

In September, the Company entered into an investor relations agreement with George W. Butterworth for $1,500 per month. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. During the year, Great Quest participated in two investment conferences in Vancouver, one in Toronto and one in San Francisco. Subsequently, the Company has participated in a conference in Vancouver and the PDAC in Toronto. Great Quest also signed an investors relations agreement with Ascenta Capital Partners Inc., whereby Ascenta will receive $5,000 per month for 12 months. Ascenta is designing an innovative investor relations program which will significantly increase the Company's exposure to new investors. Additional information can be viewed online at www.greatquest.com.

ON BEHALF OF THE BOARD

"Willis W. Osborne"

Willis W. Osborne
President & Director

Great Quest Metals Ltd.

Financial Statements

December 31, 2005

Great Quest Metals Ltd.

Financial Statements

December 31, 2005

CHARTERED ACCOUNTANTS
MacKay LLP

1100 - 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: 604-687-4511
Fax: 604-687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
Great Quest Metals Ltd.

We have audited the balance sheets of Great Quest Metals Ltd. as at December 31, 2005 and 2004, the statements of operations and deficit, cash flows, and deferred exploration costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

MacKay LLP
Chartered Accountants

Vancouver, Canada.
April 17, 2006

Great Quest Metals Ltd.

Balance Sheets

December 31,	2005	2004
Assets		
Current		
Cash	$ -	$ 15,129
Goods and services tax recoverable	2,299	1,754
Prepaid expenses	1,362	15,027
	3,661	31,910
Automobile, equipment and furniture (notes 2 and 3)	17,098	22,206
Mineral properties, including deferred exploration costs (notes 2 and 4)	2,555,295	2,090,338
Deposits	8,414	8,414
	$ 2,584,468	$ 2,152,868
Liabilities		
Current		
Bank indebtedness	$ 1,791	$ -
Accounts payable and accrued liabilities	47,557	42,474
Due to related parties (note 5)	85,836	60,601
	135,184	103,075
Share Capital and Deficit		
Share capital (note 6)	**5,751,036**	5,073,874
Share subscription advances	-	75,400
Contributed surplus (note 6)	**213,354**	147,644
Deficit	**(3,515,106)**	(3,247,125)
	2,449,284	2,049,793
	$ 2,584,468	$ 2,152,868

Subsequent Events (note 11)

Approved by the Directors:

"Willis W. Osborne" ____________ **Director**

"Victor J.E. Jones" ____________ **Director**

Great Quest Metals Ltd.

Statements of Operations and Deficit

For the year ended December 31,		2005		2004
Expenses				
Accounting and audit	$	25,513	$	19,213
Amortization		735		343
Bank charges		741		1,198
Consulting		11,407		12,985
Investor relations		14,423		14,400
Legal		14,596		9,166
Loss on write-down of mineral properties		-		696,427
Loss on write-off of mineral properties		-		107,668
Management fees		22,500		21,000
Office and general		29,790		29,920
Promotion, travel and shareholder relations		43,274		48,585
Rent		16,761		15,351
Securities and filing fees		23,664		16,134
Stock-based compensation		56,192		66,246
Telephone and communication		9,522		10,116
		269,118		1,068,752
Interest and miscellaneous income		(1,137)		(5,627)
Loss for the year		**267,981**		1,063,125
Deficit, beginning of year		**3,247,125**		2,184,000
Deficit, end of year	$	**3,515,106**	$	3,247,125
Basic and diluted loss per share	$	**(0.02)**	$	(0.07)
Weighted average common shares outstanding		**15,786,189**		14,566,272

Great Quest Metals Ltd.

Statements of Cash Flows

For the year ended December 31,		2005		2004
Operating activities				
Loss for the year	$	(267,981)	$	(1,063,125)
Adjustments:				
Amortization		735		343
Loss on write-down of mineral properties		-		696,427
Loss on write-off of mineral properties		-		107,668
Stock-based compensation		56,192		66,246
		(211,054)		(192,441)
Changes in non-cash working capital items:				
Goods and services tax recoverable		(545)		1,246
Prepaid expenses		13,665		162,118
Accounts payable and accrued liabilities		5,083		5,091
		(192,851)		(23,986)
Financing activities				
Due to related parties		25,235		24,825
Issue of share capital for cash		623,990		283,200
Share subscription advances		-		75,400
Share issue costs		(12,710)		-
		636,515		383,425
Investing activities				
Acquisition costs of automobile, equipment and furniture		(1,828)		(1,471)
Acquisition costs of mineral properties		(137,345)		(199,365)
Deferred exploration and development costs, net of amortization		(321,411)		(454,218)
		(460,584)		(655,054)
Decrease in cash		**(16,920)**		(295,615)
Cash, beginning of year		**15,129**		310,744
Cash (bank indebtedness), end of year	$	**(1,791)**	$	15,129

Supplemental cash flow information (note 10)

Interest paid	$	-	$	-
Income taxes paid	$	-	$	-

Great Quest Metals Ltd.

Statements of Deferred Exploration Costs

For the year ended December 31, 2005 and 2004

	Mali Properties	2005 Total	Mali Properties	Taseko Property	2004 Total
Exploration costs					
Amortization	$ 6,201	$ 6,201	$ 8,858	$ -	$ 8,858
Drilling, reclamation and assays	248,758	248,758	330,588	-	330,588
Exploration surveys	47,365	47,365	62,145	-	62,145
Office, consulting and travel	25,288	25,288	57,236	4,249	61,485
Total costs incurred during the year	327,612	327,612	458,827	4,249	463,076
Balance, beginning of year	1,193,067	1,193,067	831,101	403,763	1,234,864
	1,520,679	1,520,679	1,289,928	408,012	1,697,940
Write-off of costs	-	-	(96,861)	(408,012)	(504,873)
Balance, end of year	$ 1,520,679	$ 1,520,679	$ 1,193,067	$ -	$ 1,193,067

Great Quest Metals Ltd.

Notes to the Financial Statements

December 31, 2005 and 2004

1. Nature of Business Operations

Great Quest Metals Ltd. (the "Company") an exploration stage company, was incorporated under the British Columbia Business Corporations Act. Its principal business activities are the exploration and development of mineral properties located in Canada and Africa.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its abilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from related parties, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficits and working capital (deficiency) as at the following dates:

Date	Deficit	Working Capital (Deficiency)
December 31, 2005	$ 3,515,106	$ (131,523)
December 31, 2004	$ 3,247,125	$ (71,165)

2. Significant Accounting Policies

a) **Mineral properties and deferred exploration costs**

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

Recorded costs of mineral properties and deferred exploration and development costs are not intended to reflect present or future values of resource properties. The recovery of recorded costs is subject to measurement uncertainty and it is reasonably possible that changes in future conditions in the near term could require a material change in the recorded amount.

2. Significant Accounting Policies (continued)

b) Option payments

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

c) Asset retirement obligations

The Company has adopted the CICA's new Handbook Section 3110 "asset retirement obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

d) Automobile, equipment and furniture

Automobile, equipment and furniture are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Automobile	30%
Equipment	30%
Furniture	30%

In the year of acquisition, amortization is recorded at one-half the normal rate.

e) Stock-based compensation

The Company has adopted an incentive stock option plan which is described in note 6.

All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Compensation expense is reflected in the statement of operations over the vesting period.

f) Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

2. Significant Accounting Policies (continued)

g) Share issue costs

Share issue costs incurred on the issue of the Company's shares are charged directly to share capital.

h) Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

i) Translation of foreign currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i. Monetary items, at the rate of exchange prevailing as at the balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration, development and administration costs at the period average in which the transaction occurred.

j) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relates to the determination of impairment of resource property interests and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

k) Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where applicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

3. **Automobile, equipment and furniture**

2005	Cost	Accumulated Amortization	Net Book Value
Automobile	$ 41,769	$ 33,885	$ 7,884
Equipment	20,722	11,818	8,904
Furniture	2,347	2,037	310
	$ 64,838	$ 47,740	$ 17,098

2004	Cost	Accumulated Amortization	Net Book Value
Automobile	$ 41,769	$ 30,506	$ 11,263
Equipment	18,894	8,393	10,501
Furniture	2,347	1,905	442
	$ 63,010	$ 40,804	$ 22,206

4. **Mineral Properties and Deferred Exploration Costs**

2005	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a) Mali Properties	$ 1,034,615	$ 1,520,679	$ -	$ 2,555,294
b) Taseko Property	1	-	-	1
	$ 1,034,616	$ 1,520,679	$ -	$ 2,555,295

2004	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a) Mali Properties	$ 984,493	$ 1,289,928	$ (184,084)	$ 2,090,337
b) Taseko Property	212,000	408,012	(620,011)	1
	$ 1,196,493	$ 1,697,940	$ (804,095)	$ 2,090,338

4. **Mineral Properties and Deferred Exploration Costs** (continued)

a) **Mali Properties**

i. ***Bourdala Concessions:***

During the years 1998 to 2004, the Company entered into Option Agreements and amended Option Agreements to acquire a 95% interest in nine mineral concessions and a 100% interest in four mineral concessions located in the Bourdala area of Western Mali. All of the agreements are subject to a 1% net smelter returns royalty ("NSR"). Total consideration paid to December 31, 2004 amounted to $697,049.

During the years 2001 to 2004, the Company abandoned three of the concessions, and accordingly, a total of $42,934 was written-off to operations in the year ended December 31, 2004.

During 2005, the Company paid a total of 39,800,000 FCFA (approximately $94,602) in accordance with the terms of the amended agreements on ten concessions.

A summary of the total remaining payments required under seven of the option agreements on the Bourdala concessions, as amended, at December 31, 2005, are as follows:

	Amount	CDN$
2005 (in arrears)[1]	36,900,000 FCFA	$ 76,400
2006	52,500,000 FCFA	108,700
2007	15,500,000 FCFA	32,100
On transfer of property rights to Mali incorporated company	44,400,000 FCFA	92,000
	141,300,000 FCFA	$ 309,200

[1] 20,500,000 FCFA subsequently paid.

A summary of the total payments required under another two remaining option agreements on the Bourdala concessions, as amended, at December 31, 2005, is as follows:

	Amount	CDN$
Six months from granting of Arrete de la Miniere ("AM")	6,000,000 FCFA	$ 12,400
One year from granting of AM	8,000,000 FCFA	16,400
Eighteen months from granting of AM	10,000,000 FCFA	20,700
Two years from granting of AM	10,000,000 FCFA	20,700
Thirty months from granting of AM	10,000,000 FCFA	20,700
Three years from granting of AM	10,000,000 FCFA	20,700
Forty-two months from granting of AM	10,000,000 FCFA	20,700
Four years from granting of AM	10,000,000 FCFA	20,700
Fifty-four months from granting of AM	16,000,000 FCFA	33,100
	90,000,000 FCFA	$ 186,100

4. **Mineral Properties and Deferred Exploration Costs** (continued)

a) **Mali Properties** (continued)

ii. **Filimana Area Concessions:**

During 1998 and 1999, the Company entered into an Option Agreement to acquire a 95% interest (subject to a 1% NSR) in the Baoule River and Winza concessions located in the Filimana region of Southwestern Mali. Total consideration paid to December 31, 2004 amounted to $84,739.

During the year ended December 31, 2004, the management of the Company resolved to abandon the Winza concession and accordingly, a total of $47,892 was written-off to operations in 2004. In addition, the value of the Baoule River concession was written-down in 2004 to a nominal value to comply with Canadian generally accepted accounting principles, which presumes that a write-down of exploration and development costs is necessary when there has been a delay in development extending beyond three years.

During 2005, the Company made payments on the Option Agreements totaling 6,070,000 FCFA (approximately $14,263).

iii. **Baroya Concession:**

By an Option Agreement dated January 12, 2001 the Company may acquire a 95% interest in the Baroya Concession in Western Mali. Total consideration paid on the Option Agreement to December 31, 2004 amounted to $116,734.

During 2005, the Company paid 5,400,000 FCFA (approximately $7,902) on the Option Agreement.

A summary of the total remaining payments required under the Option Agreement on the Baroya concession is as follows:

	Amount	CDN$
2005 (in arrears)[1]	3,400,000 FCFA	$ 7,040
2006	6,800,000 FCFA	14,080
2007	6,700,000 FCFA	13,870
	16,900,000 FCFA	$ 34,990

[1] Subsequently paid.

iv. **Kenieba Concession:**

During 2001, the Company entered into an agreement to acquire a 95% interest in the Kenieba concession in Western Mali. Total consideration paid on the agreement to December 31, 2004 amounted to $116,515.

During 2005, the Company paid 1,000,000 FCFA (approximately $2,350) towards the agreement.

As of December 31, 2005, all of the terms of the agreement have been met and there are no payments remaining under the option agreement on the Kenieba Concession.

4. **Mineral Properties and Deferred Exploration Costs** (continued)

a) **Mali Properties** (continued)

v. **Sepola Concession:**

By an Option Agreement dated September 5, 2004, the Company may acquire a 95% interest in the Sepola concession in western Mali. Total consideration paid to December 31, 2004 amounted to $7,459.

During 2005, the Company paid 2,000,000 FCFA (approximately $4,712).

A summary of the total remaining payments required in accordance with the Option Agreement on the Sepola concession at December 31, 2005 are as follows:

	Amount	CDN$
Six months from granting of AM	5,000,000 FCFA	$ 10,350
One year from granting of AM	5,000,000 FCFA	10,350
Eighteen months from granting of AM	5,000,000 FCFA	10,350
Two years from granting of AM	5,000,000 FCFA	10,350
Thirty months from granting of AM	5,000,000 FCFA	10,350
Three years from granting of AM	5,000,000 FCFA	10,350
Forty-two months from granting of AM	5,000,000 FCFA	10,350
Four years from granting of AM	5,000,000 FCFA	10,350
Fifty-four months from granting of AM	5,000,000 FCFA	10,350
	45,000,000 FCFA	$ 93,150

vi. **Manankoto Concession:**

By an Option Agreement dated November 30, 2004 the Company may acquire a 95% interest in the Manankoto concession in western Mali. Total consideration paid towards the Option Agreement to December 31, 2004 amounted to $2,444.

During 2005, the Company paid 5,000,000 FCFA (approximately $12,293) towards the Option Agreement.

A summary of the total remaining payments required in accordance with the terms of the agreement on the Manankoto concession at December 31, 2005 are as follows:

	Amount	CDN$
Six months from granting of AM (in arrears)[1]	5,000,000 FCFA	$ 10,350
One year from granting of AM	5,000,000 FCFA	10,350
Eighteen months from granting of AM	5,000,000 FCFA	10,350
Two years from granting of AM	5,000,000 FCFA	10,350
Thirty months from granting of AM	5,000,000 FCFA	10,350
Three years from granting of AM	5,000,000 FCFA	10,350
Forty-two months from granting of AM	5,000,000 FCFA	10,350
Four years from granting of AM	5,000,000 FCFA	10,350
Fifty-four months from granting of AM	4,000,000 FCFA	8,300
	44,000,000 FCFA	$ 91,100

[1] Subsequently paid.

4. Mineral Properties and Deferred Exploration Costs (continued)

b) Taseko Property

Pursuant to an Option Agreement dated March 28, 1989, with Moydow Mines International Inc. and African Metals Corporation ("AFR"), the Company's significant shareholders at that time, the Company acquired a 100% interest in mineral claims located in the Clinton Mining Division of British Columbia for consideration of $200,000 cash and 1,200,000 shares of the Company's capital stock (issued at a price of $0.01 per share).

Subsequent to the date of acquisition the 1,200,000 shares were returned to the Company and cancelled.

The mineral claims are subject to a 2.5% net smelter return royalty which may be purchased from a third party for up to $1.5 million.

During 2004 the value of the project was written-down to a nominal value to comply with Canadian generally accepted accounting principles, which in the absence of an exploration plan or valuation report, presumes that a write-down of exploration and development costs is necessary when there has been a delay in development extending beyond three years. Accordingly, total capitalized costs of $620,011 were written down to operations in 2004.

5. Due to related parties

Amounts due to the President of the Company and corporations controlled by common Directors do not bear interest, are unsecured, and have no fixed payment terms, accordingly the fair value cannot be readily determined.

6. Share Capital

The authorized share capital of the Company consists of unlimited common shares without par value.

The Company has issued shares of its capital stock as follows:

	2005		2004	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	14,967,397	$ 5,073,874	14,259,897	$ 4,790,674
Issued during the year for:				
Cash	1,229,500	623,990	707,500	283,200
Share subscription advances	145,000	75,400	-	-
Contributed surplus allocated	-	2,106	-	-
Share issuance costs	-	(24,334)	-	-
Balance, end of year	16,341,897	$ 5,751,036	14,967,397	$ 5,073,874

6. Share Capital (continued)

Transactions for the Issue of Share Capital
During the year ended December 31, 2005:

a) The Company completed a private placement consisting of 769,500 units at a price of $0.52 per unit for a total consideration of $400,140 of which $75,400 was received prior to December 31, 2004. The Company paid a finder's fee and agent's fees of $9,850. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full warrant is exercisable to acquire one additional share at a price of $0.65 per share on or before March 11, 2007. The Company issued 25,000 transferable agent's warrants with a fair value of $9,069. Each agent's warrant is exercisable to acquire one share at a price of $0.65 per share on or before March 11, 2007.

b) The Company issued 185,000 shares for the exercise of stock options as follows: 30,000 shares at a price of $0.30 per share for a total consideration of $9,000; 145,000 shares at a price of $0.35 per share for a total consideration of $50,750 and 10,000 shares at a price of $0.65 per share for a total consideration of $6,500. In addition, an amount totaling $2,106 representing stock-based compensation recognized on vesting of the above 10,000 stock options has been allocated to share capital.

c) The Company issued 20,000 shares at a price of $0.65 per share for the exercise of warrants for a total consideration of $13,000.

d) The Company completed a private placement consisting of 400,000 units at a price of $0.55 per unit for a total consideration of $220,000. The Company paid a finder's fee and agent's fee of $2,860. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full warrant is exercisable to acquire one additional share at a price of $0.65 per share on or before September 13, 2007. The Company issued 9,750 transferable agent's warrants with a fair value of $2,555. Each agent's warrant is exercisable to acquire one share at a price of $0.65 per share on or before September 13, 2007.

Transactions for the Issue of Share Capital
During the year ended December 31, 2004:

a) The Company issued 165,000 shares at a price of $0.45 per share for the exercise of share purchase warrants for a total consideration of $74,250.

b) The Company issued 242,500 shares for the exercise of stock options as follows: 172,500 shares at a price of $0.22 per share for a total consideration of $37,950 and 70,000 shares at a price of $0.30 per share for a total consideration of $21,000.

c) The Company completed a Private Placement consisting of 300,000 units at a price of $0.50 per unit for a total consideration of $150,000. Each unit consisted of one share and one half of a share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.65 per share on or before August 23, 2005.

6. **Share Capital** (continued)

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the market price of the common shares (defined as the last closing market price of the Company's common shares immediately preceding the issuance of a news release announcing the granting of the options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. All options granted under the Plan will become vested in full upon grant, except options granted to consultants performing investor relations activities, which options will become vested to exercise one-fourth of the option upon every three months subsequent to the date of the grant of the option.

A summary of the status of the Company's stock option plan as of December 31, 2005 and 2004, and changes during the years then ended is as follows:

	2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	885,500	$ 0.42	803,000	$ 0.28
Exercised	(185,000)	(0.36)	(242,500)	(0.24)
Granted	110,000	0.65	355,000	0.63
Forfeited/cancelled	(95,000)	(0.50)	(30,000)	(0.55)
Options outstanding, end of year	715,500	$ 0.46	885,500	$ 0.42

At December 31, 2005, the Company had outstanding and exercisable stock options to acquire 715,500 common shares as follows:

Number of Shares	Price	Expiry Date
95,500[(1)]	$ 0.22	March 28, 2006
180,000	$ 0.27	September 7, 2006
80,000	$ 0.30	September 4, 2007
250,000	$ 0.65	November 26, 2009
110,000	$ 0.65	October 21, 2010
715,500		

(1) 95,500 options subsequently exercised.

6. **Share Capital** (continued)

Stock Options (continued)

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2005:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
$0.22	95,500	0.03	$ 0.22
$0.27	180,000	0.17	0.27
$0.30	80,000	0.19	0.30
$0.65	250,000	1.37	0.65
$0.65	110,000	0.74	0.65
	715,500	2.50	$ 0.46

The fair values of options granted during the current and prior year were estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Expected volatility	87.27%	46.62%
Risk-free interest rate	3.72%	3.59%
Expected life	5 years	5 years
Expected dividend yield	0%	0%

Based on the above assumptions, the average fair value of each option granted and vested was $0.43 (2004 - $0.23); accordingly, compensation expense of $56,192 (2004 - $66,246) was recorded in the statement of operations for fiscal 2005.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

At December 31, 2005, the Company had outstanding purchase warrants exercisable to acquire 619,500 shares as follows:

Number	Exercise Price	Expiry Date
409,750	$ 0.65	March 11, 2007
209,750 *	$ 0.65	September 13, 2007
619,500		

* 20,000 subsequently exercised.

Escrow Shares

There are 670,359 shares held in escrow (2004 - 1,019,350 shares).

6. **Share Capital** (continued)

Contributed Surplus

	2005	2004
Balance, beginning of year	$ 147,644	$ 81,398
Stock-based compensation expense	56,192	66,246
Agent warrants issued	11,624	-
Contributed surplus allocated	(2,106)	-
Balance, end of year	$ 213,354	$ 147,644

7. **Related Party Transactions**

The Company had the following related party transactions:

a) Management fees totaling $22,500 (2004 - $21,000) have been incurred with a corporation related to the Company by common Directors.

b) Geological fees totaling $14,763 (2004 - $16,109) have been incurred with a Director of the Company.

c) Accounting fees totaling $3,174 (2004 - $1,292.50) and consulting fees totaling $10,463 (2004 - $3,295) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

8. **Income Taxes**

There was no income tax expense or recovery for 2005 or 2004.

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2005	2004
Net loss for the year	$ (267,981)	$ (1,063,125)
Statutory Canadian corporate tax rate	34.10%	35.62%
Anticipated tax recovery	(91,382)	(378,685)
Change in tax rates resulting from:		
Effect of tax rate change	33,802	25,355
Non-capital loss carry forwards expired	44,439	23,462
Unrecognized items for tax purposes	9,684	14,684
Future tax assets valuation allowance	3,456	315,184
	$ -	$ -

8. **Income Taxes** (continued)

The significant components of the Company's future tax asset are as follows:

	2005	2004
Exploration deductions	$ 397,338	$ 417,258
Automobile, equipment and furniture	13,621	11,757
Non-capital loss carry forwards	384,610	363,098
	795,569	792,113
Valuation allowance	(795,569)	(792,113)
	$ -	$ -

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized the non-capital losses in the amount of $1,127,890 expire as follows:

2006	$ 119,474
2007	64,045
2008	116,950
2009	160,799
2010	210,315
2014	217,462
2015	238,845
	$ 1,127,890

At December 31, 2005, the Company has unclaimed resource and other deductions in the amount of $3,720,508 (2004 - $3,261,752) which may be deducted against future taxable income on a discretionary basis.

In addition, the Company has share issue costs totaling $37,536 (2004 - $52,618) which have not been claimed for income tax purposes.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

9. **Segmented Information**

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
December 31, 2005			
Automobile, equipment and furniture	$ 14,469	$ 2,629	$ 17,098
Mineral properties, including deferred costs	2,555,294	1	2,555,295
	$ 2,569,763	$ 2,630	$ 2,572,393

9. **Segmented Information (continued)**

	Mali	Canada	Total
December 31, 2004			
Automobile, equipment and furniture	$ 20,670	$ 1,536	$ 22,206
Mineral properties, including deferred costs	2,090,337	1	2,090,338
	$ 2,111,007	$ 1,537	$ 2,112,544

	Mali	Canada	Total
For the year ended December 31, 2005			
Revenue	$ -	$ 1,137	$ 1,137
Expenses	(17,407)	(251,711)	(269,118)
	$ (17,407)	$ (250,574)	$ (267,981)

	Mali	Canada	Total
For the year ended December 31, 2004			
Revenue	$ -	$ 5,627	$ 5,627
Expenses	(20,118)	(1,048,634)	(1,068,752)
	$ (20,118)	$ (1,043,007)	$ (1,063,125)

10. **Supplemental Cash Flow Information**

The Company incurred non-cash financing and investing activities during the years ended December 31, 2005 and 2004 as follows:

	2005	2004
Non-cash financing activities:		
Issue of share capital for:		
Share subscription advances	$ 75,400	$ -
Contributed surplus allocated	2,106	-
Share issue costs	(11,624)	-
	$ 65,882	$ -
Non-cash investing activities:		
Deferred exploration costs - amortization	$ (6,201)	$ (8,858)

11. **Subsequent Events**

a) The Company completed a Private Placement consisting of 1,600,000 units at a price of $0.55 per unit for a total consideration of $880,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share warrant is exercisable to acquire one additional share at a price of $0.65 per share on or before February 6, 2008. All shares issued under this private placement are subject to a hold period and may not be traded until June 7, 2006.

b) The Company completed a Private Placement consisting of 500,000 units at a price of $0.70 per unit for a total consideration of $350,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share warrant is exercisable to acquire one additional share at a price of $0.80 per share on or before the closing date.

GREAT QUEST METALS LTD.

Corporate Information

(As at April 28, 2006)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

OFFICERS & DIRECTORS

Mr. Victor J.E. Jones, Director
Mr. Mahamadou Keita, Director
Ms. Jennifer Nestoruk, Corporate Secretary
Mr. Willis W. Osborne, President & Director
Mr. Robert Veitch, Director

INVESTOR RELATIONS

Ascenta Capital Partners Inc.

Jamie Mathers:	604-684-4743
Toll Free:	866-684-4209

Great Quest Metals Ltd.

George Butterworth:	604-689-2882
Toll Free:	877-325-3838

STOCK EXCHANGE LISTING

TSX Venture Exchange (TSX-V)
Trading Symbol "GQ"

SHARE CAPITAL

Authorized:	Unlimited	Issued: 18,037,397
Options:	1,120,000	
Warrants:	1,419,500	
Escrow:	143,734	
Fully Diluted	20,576,897	

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

GREAT QUEST METALS LTD.

Request for Financial Statements

In accordance with securities regulations, shareholders are given the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A ☐

I wish to receive interim financial statements and MD & A ☐

COMPLETE AND RETURN THIS FORM TO:

Great Quest Metals Ltd.
515 – 475 Howe Street
Vancouver, BC
V6C 2B3

NAME: ____

ADDRESS: ____

____

POSTAL CODE: ______________________

I confirm that I am the **BENEFICIAL** owner of ________________________ shares of the Issuer. *(Common/Preferred)*

I confirm that I am the **REGISTERED** owner of ________________________ shares of the Issuer. *(Common/Preferred)*

SIGNATURE OF SHAREHOLDER: ______________________________ DATE: ____________

CUSIP: **390912103**

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of Great Quest Metals Ltd. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Friday, May 26, 2006, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2005.
2. To fix the number of directors at four.
3. To elect directors for the ensuing year.
4. To appoint MacKay LLP the auditors for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditor.
6. To approve the increase in the number of common shares which may be issued pursuant to the issue of options under the Stock Option Plan.
7. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 21 day of April, 2006.

BY ORDER OF THE BOARD

"Willis W. Osborne"
Willis W. Osborne
President

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

INFORMATION CIRCULAR

(As at April 21, 2006 except as indicated)

GREAT QUEST METALS LTD. (THE "Company") is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on Friday, May 26, 2006 and at any adjournments thereof. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the corporate office of the Company, 515 – 475 Howe Street, Vancouver, British Columbia, V6C 2B3, Fax: 604-684-5854, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which 18,037,397 shares were issued and outstanding as at April 21, 2006. Persons who are registered shareholders at the close of business on April 21, 2006 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company except as follows:

Name	*No. of Shares Owned or Controlled*	*Percentage of Outstanding Shares*
Willis W. Osborne	*2,274,047*	*12.61%*

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed (2)*
Willis W. Osborne[1] Vancouver, British Columbia President, CEO, CFO and Director	President of the Company since April 28, 1998. President of Swiftcurrent Ventures Ltd. a wholly owned private company providing geological / administrative consulting services from 1981 to Present. President of WWO Ventures Ltd. a private company wholly owned by Swiftcurrent Ventures Ltd. from 1998 to Present. Senior Officer and Director of African Metals Corporation from 1980 to Present.	Since March 21, 1989	2,274,047[3]

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed (2)
Victor J.E. Jones(1) Pender Island, British Columbia Director	President of Ellesmere Enterprises Ltd. a wholly owned private company providing management services from 1989 to Present. President of CAST Ventures Corporation a wholly owned private company providing management services from 1997 to Present.	Since March 21, 1989	463,527(4)
Mahamadou Keita Mali, West Africa Director	Geologist on a consultant basis for the Company and African Metals Corporation.	Since May 21, 1998	214,000(5)
Robert Veitch(1) Edmonton, Alberta Director	President of L&N Investments Ltd., a consulting firm since 1989 providing consulting services to Ford Motor Company, Toyota Canada and Chrysler Canada	Since October 19, 2004	102,500

(1) Member of the audit committee.
(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 21, 2006, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.
(3) Of these shares, 2,004,785 are held indirectly in the names of Swiftcurrent Ventures Ltd., a private company wholly owned by Mr. Osborne, and WWO Ventures Ltd., a private company wholly owned by Swiftcurrent Ventures Ltd., and 43,949 shares held in escrow.
(4) Of these shares, 412,702 are held indirectly in the name of Ellesmere Enterprises Ltd., a private company wholly owned by Mr. Jones and 26,287 shares are held in escrow.
(5) Of these shares, 35,709 shares are held in escrow.

No proposed director:

(a) is, as at the date of the information circular, or has been, within ten years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the ten years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument 51-102) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2005 and the other three most highly compensated executive officers of the Company as at December 31, 2005 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers" or "NEOs").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Other Annual Compensation ($)*	*Securities Under Option/ SAR's Granted (#)*	*Shares/Units Subject to Resale Restrictions ($)*	*LTIP Payouts ($)*	*All Other Compensation ($)*
Willis W. Osborne Chief Executive Officer and Chief Financial Officer	2003 2004 2005	None None None	None None None	19,000 (1) 21,000 (1) 22,500 (1)	0/0 90,000/0 20,000/0	None None None	None None None	None None None

(1) Management fees as well as geological consulting fees were paid to Swiftcurrent Ventures Ltd. undertaken on behalf of the Company. Swiftcurrent Ventures Ltd. is a private company wholly owned by Mr. Osborne. See "Management Contracts".

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants
During the Most Recently Completed Financial Year

NEO Name	Securities under Option/SARs Granted[1]	% of Total Options/ SARs granted to Employees in the Financial Year	Exercise Base Price[2] ($/Security)	Market Value of Securities Underlying Options/ SARs on the date of the grant ($/Security)	Expiration Date
Willis W. Osborne CEO & CFO	20,000	18.1%	$0.65	$0.65	October 21, 2010

(1) These options vest immediately upon granting.
(2) The exercise price is determined by the Board of Directors but shall be no less than the trading price of the common shares of the Company on the TSX Venture Exchange at the time of the grant of the option.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized [1] ($)	Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Financial Year-End[1] ($) Exercisable/ Unexercisable
Willis W. Osborne CEO & CFO	80,000	$22,500	100,000	$0

(1) Dollar value is equal to the number of securities acquired on exercise times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees, Directors and consultants. The Company granted 40,000 stock options to the Directors during the most recently completed financial year as set out below. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

NEO Name	*Securities Under Option/SARs Granted [1] (#)*	*% of Total Options/SARs Granted to Employees in Financial Year*	*Exercise or Base Price [2] ($/Security)*	*Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security*	*Expiration Date*
Mamadou Keita Director	20,000	18.1%	$0.65	$0.65	October 21, 2010
Willis W. Osborne CEO & CFO	20,000	18.1%	$0.65	$0.65	October 21, 2010

(1) The options vest immediately upon granting.
(2) The exercise price of stock options is determined by the Board of Directors but was no less than the market price of the Company's shares at the time of granting the options.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities were authorized for issuance as at the end of the most recently completed financial year.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)*	*Weighted-average exercise price of outstanding options, warrants and rights (b)*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)*
Equity compensation plans approved by securityholders	715,500	$0.46	918,690
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	715,500	$0.46	918,690

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

MacKay LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of MacKay LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MacKay LLP, Chartered Accountants, were first appointed auditors of the Company on March 11, 2002.

MANAGEMENT CONTRACTS

During the last completed financial year, the Company was charged management fees in the amount of $22,500 by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne, President and a Director of the Company.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of four directors, three of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Victor Jones, Mahamadou Keita and Robert Veitch are independent. Willis W. Osborne is not independent as he is the Chief Executive Officer and Chief Financial Officer of the Company.

Management Supervision by Board

The operations of the Company do not support a large Board of Directors and the Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent directors are however able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors who meet with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the following table:

Name of Director	Names of Other Reporting Issuers the Director is a Director of
Willis W. Osborne	African Metals Corporation
Victor J.E. Jones	N/A
Mahamadou Keita	African Metals Corporation
Robert Veitch	N/A

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;
2. access to management and technical experts and consultants; and
3. a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management's assistance and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has adopted a Code of Conduct that is posted on its website and has instructed its management and employees to abide by the Code.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the Chief Executive Officer

The independent Directors are Victor Jones, Mahamadou Keita and Robert Veitch. These Directors have the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the independent directors review compensation paid for directors and Chief Executive Officers of companies of similar size and stage of development in the mineral exploration industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the independent directors annually review the performance of the Chief Executive Officer in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

As the directors are actively involved in the operations of the Company and the size of the Company's operations does not warrant a larger board of directors, the Board has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and each of its committees. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Nominating and Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review its mandate and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's *accounting principles as applied in its financial reporting.*

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Willis W. Osborne	Not independent	Financially literate
Victor J.E. Jones	Independent	Financially literate
Mahamadou Keita	Independent	Financially literate

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110. The Company is relying upon the exemption in Section 6.1 of MI 52-110 (*Venture Issuers*).

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
December 31, 2005	$13,500	$3,797	$1,267	Nil
December 31, 2004	$ 9,350	$4,580	$3,665	Nil

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval and Ratification of Stock Option Plan

The Board of Directors of the Company implemented a stock option plan (the "**Plan**") effective March 12, 2004, which was approved by the TSX Venture Exchange (the "**Exchange**") on March 31, 2004 and the shareholders of the Company on June 24, 2004.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the board of directors of the Company and are required to have an exercise price no less than the Market Price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and service providers of the Company and its subsidiaries or employees of companies providing management services to the Company or its subsidiaries.

The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis. The Plan contains no vesting requirements but provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Company approve and ratify, subject to regulatory approval, the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and service providers of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

The full text of the Plan will be available for review at 10th Floor – 595 Howe Street, Vancouver, BC, V6C 2T5 during usual business hours up to the date of the Meeting and at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 515, 475 Howe Street, Vancouver, British Columbia, V6C 2B3 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 21st day of April, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne,
President